  AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MARCH 4, 1997

                                                     Registration No. 333-21183
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                 -----------

                             AMENDMENT NO. 2
                                      TO
                                   FORM S-3
                            REGISTRATION STATEMENT
                                     UNDER
                          THE SECURITIES ACT OF 1933

                                 -----------

                               D.R. HORTON, INC.
            (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

               DELAWARE                              75-2386963
    (STATE OR OTHER JURISDICTION OF               (I.R.S. EMPLOYER
    INCORPORATION OR ORGANIZATION)             IDENTIFICATION NUMBER)

                                                  CHARLES N. WARREN
                                                SENIOR VICE PRESIDENT
                                                 AND GENERAL COUNSEL
                                           1901 ASCENSION BLVD., SUITE 100
                                               ARLINGTON, TEXAS 76006
                                                   (817) 856-8200
    1901 ASCENSION BLVD., SUITE 100      (NAME, ADDRESS, INCLUDING ZIP CODE,
        ARLINGTON, TEXAS 76006                           AND
            (817) 856-8200             TELEPHONE NUMBER, INCLUDING AREA CODE,
   (ADDRESS, INCLUDING ZIP CODE, AND            OF AGENT FOR SERVICE)
               TELEPHONE
    NUMBER, INCLUDING AREA CODE, OF
             REGISTRANT'S
     PRINCIPAL EXECUTIVE OFFICES)

                         COPIES OF COMMUNICATIONS TO:

        IRWIN F. SENTILLES, III                   DANIEL J. ZUBKOFF
      GIBSON, DUNN & CRUTCHER LLP              CAHILL GORDON & REINDEL
     1717 MAIN STREET, SUITE 5400                EIGHTY PINE STREET
          DALLAS, TEXAS 75201                 NEW YORK, NEW YORK 10005
            (214) 698-3100                         (212) 701-3000

                                 -----------

  APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after the effective date of this Registration Statement.

                                 -----------

  If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [_]

  If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [_]

  If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]


  If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]


  If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [_]

                                 -----------

  THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH
SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID
SECTION 8(A), MAY DETERMINE.

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A         +
+REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE + +SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY +
+OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT        +
+BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR + +THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE + +SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE + +UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF +
+ANY SUCH STATE.                                                               +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++

                SUBJECT TO COMPLETION, DATED MARCH 4, 1997

PROSPECTUS

                                5,000,000 SHARES
                               D.R. HORTON, INC.

                                  CUSTOM HOMES
                                  COMMON STOCK
                                   --------

  Of the 5,000,000 shares of Common Stock offered hereby (the "Offering"), 4,000,000 shares are being sold by D.R. Horton, Inc. (the "Company") and 1,000,000 shares are being sold by certain stockholders of the Company (the "Selling Stockholders"). See "Selling Stockholders." The Company will not receive any of the proceeds from the sale of shares by the Selling Stockholders.

  The Common Stock is listed on the New York Stock Exchange under the symbol "DHI." The last reported sale price of the Common Stock on the New York Stock Exchange Composite Tape was $11 7/8 per share on March 3, 1997. See "Price Range of Common Stock."

  SEE "RISK FACTORS" BEGINNING ON PAGE 8 FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE PURCHASERS OF THE COMMON STOCK OFFERED HEREBY.

                                   --------

 THESE SECURITIES HAVE NOT BEEN APPROVED  OR DISAPPROVED BY THE SECURITIES AND
  EXCHANGE  COMMISSION  OR  ANY  STATE  SECURITIES  COMMISSION  NOR  HAS  THE
   SECURITIES  AND EXCHANGE  COMMISSION OR  ANY STATE SECURITIES  COMMISSION
    PASSED   UPON  THE  ACCURACY  OR  ADEQUACY  OF  THIS   PROSPECTUS.  ANY
      REPRESENTATION
                     TO THE CONTRARY IS A CRIMINAL OFFENSE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                          UNDERWRITING              PROCEEDS TO
                                PRICE TO DISCOUNTS AND  PROCEEDS TO   SELLING
                                 PUBLIC  COMMISSIONS(1) COMPANY(2)  STOCKHOLDERS
--------------------------------------------------------------------------------
Per Share.....................    $           $             $           $
--------------------------------------------------------------------------------
Total(3)......................   $           $             $           $

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
(1) For information regarding indemnification of the Underwriters, see "Underwriting."
(2) Before deducting estimated expenses of $   , payable by the Company.
(3) The Company and the Selling Stockholders have granted to the Underwriters a 30-day option to purchase up to 750,000 additional shares of Common Stock on the same terms as set forth above solely to cover over-allotments, if any. See "Underwriting." If such option is exercised in full, the total Price to Public, Underwriting Discounts and Commissions, Proceeds to
    Company and Proceeds to Selling Stockholders will be $   , $   , $    , and
    $   , respectively.

                                   --------

  The shares of Common Stock are being offered by the several Underwriters named herein, subject to prior sale, when, as and if delivered to and accepted by them and subject to certain conditions. It is expected that the shares of
Common Stock offered hereby will be available for delivery on or about      ,
1997, at the office of Smith Barney Inc., 333 West 34th Street, New York, New York 10001, or through the facilities of The Depository Trust Company.

                                   --------

SMITH BARNEY INC.
           DONALDSON, LUFKIN & JENRETTE
             SECURITIES CORPORATION
                       MERRILL LYNCH & CO.
                                                           SALOMON BROTHERS INC

     , 1997

The pictures below are representative of homes built by the Company.
Charlotte, North Carolina           Dallas-Fort Worth, Texas
Suburban Washington D.C.            Phoenix, Arizona



  IN CONNECTION WITH THE OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON STOCK AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE NEW YORK STOCK EXCHANGE, IN THE OVER-THE-COUNTER MARKET OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

                               PROSPECTUS SUMMARY

  The following summary is qualified in its entirety by the more detailed information and financial statements appearing elsewhere or incorporated by reference in this Prospectus. As used in this Prospectus, except as the context otherwise requires, references to D.R. Horton, Inc. and its subsidiaries (collectively, the "Company"), and the financial and operating data contained in this Prospectus reflect the consolidated results of such entities for the periods indicated. All share and per share data included or incorporated by reference herein have been adjusted to reflect the Company's 9% stock dividend of June 1995, seven-for-five stock split of September 1995 and 8% stock dividend of May 1996. Unless otherwise indicated, information set forth herein assumes no exercise of the Underwriters' over-allotment option.

                                  THE COMPANY

  The Company is a national homebuilder constructing and selling single-family homes in metropolitan areas of the Mid-Atlantic, Midwest, Southeast, Southwest and Western regions of the United States. The Company builds homes in 27 markets and believes that it is one of only three public homebuilders with operations in 21 or more states. The Company offers high-quality homes with custom features, designed principally for the entry-level and move-up market segments. The Company's homes generally range in size from 1,000 to 5,000 square feet and in price from $80,000 to $600,000, with an average selling price of $166,600 for the year ended September 30, 1996, and $168,700 for the three months ended December 31, 1996.

  In fiscal 1996, the Company recorded its tenth consecutive year of record revenues, earnings and sales backlog. The Company's revenues have increased from $393.3 million in fiscal 1994 to $547.3 million in fiscal 1996, a compound annual growth rate of 18%. Over this same period, net income has increased from $17.7 million to $27.4 million, a 25% compound annual growth rate. Homes closed by the Company have increased from 2,360 in fiscal 1994 to 3,284 in fiscal 1996.

  Revenues increased 19%, to $144.4 million from $121.1 million for the three months ended December 31, 1996, compared to the same period in 1995. The sales value of net new contracts signed by the Company increased 12%, to $129.8 million (751 homes) compared to $115.4 million (699 homes) for the comparable period in 1995. At December 31, 1996, the Company's backlog of homes under contract totaled $223.5 million (1,208 homes), a 35% increase from $165.0 million (968 homes) at December 31, 1995. Net income for the three months ended December 31, 1996, increased 26%, to $6.8 million ($0.21 per share), from $5.4 million ($0.19 per share), for the same quarter of 1995.

                               OPERATING STRATEGY

  The Company attributes its success to its proven operating strategy, which focuses on the following elements:

  Geographic Diversification. The Company is one of the most geographically diversified homebuilders in the United States, with operating divisions in 21 states and 27 markets, as follows:

   GEOGRAPHIC REGION                                     MARKETS
   -----------------                                     -------
   Mid-Atlantic............ Charlotte, Greensboro, Greenville, North Central New Jersey,
                            Raleigh/Durham, Suburban Washington, D.C.
   Midwest................. Chicago, Cincinnati, Kansas City, Minneapolis/St. Paul, St. Louis
   Southeast............... Atlanta, Birmingham, Nashville, Orlando, Pensacola, South Florida
   Southwest............... Albuquerque, Austin, Dallas/Fort Worth, Houston, Phoenix
   Western................. Denver, Las Vegas, Los Angeles, Salt Lake City, San Diego

  The Company believes that its diversification strategy mitigates the effects of local and regional economic cycles and enhances its growth potential.

  New Markets/Acquisitions. While the Company believes that there are significant growth opportunities in its existing markets, it intends to continue to evaluate new markets for entry that have significant entry-level and move-up segments and satisfy the Company's profitability, investment return and other criteria. Since October 1, 1992, the Company has expanded into 15 new markets through start-up operations and has completed complementary acquisitions that have expanded the Company into four additional markets. Additionally, the Company recently completed the acquisition of the Torrey Group of Companies ("Torrey"), the largest builder in the rapidly growing Atlanta, Georgia market. See "The Torrey Acquisition." The Company believes that the expansion of its operations through the selective acquisition of existing homebuilding companies can afford it several benefits not found in start-up operations.

  Before entering new markets, the Company evaluates their potential on the basis of local housing demand, demographic trends and other factors, such as local growth initiatives, employment demand and growth, and the availability of quality lots and undeveloped real estate at reasonable prices. Typically, the Company will not invest significant amounts in real estate, including raw land, developed lots, models and speculative homes, or overhead in start-up operations in new markets until such markets demonstrate significant growth potential and acceptance of the Company and its products.

  In evaluating potential acquisition candidates, the Company seeks homebuilding companies that have an excellent reputation, a track record of profitability and a strong management team. Typically, the Company endeavors to limit the risks associated with acquiring an existing homebuilding company by conducting extensive operational, financial and legal due diligence on each acquisition candidate and by only acquiring homebuilding companies that the Company believes should have an immediate positive impact on the Company's earnings.

  Market Focus-Custom Features. The Company typically positions itself in its markets between large volume homebuilders and local custom builders by offering a broader selection of homes with more amenities and greater design flexibility than homes offered by volume builders, at prices that are generally more affordable than those charged by local custom builders. The Company also is able to customize its designs to deliver personalized homes to its customers. While most design modifications are significant to the homebuyer, such changes improve margins and typically involve relatively minor adjustments that allow the Company to maintain the efficiencies of a volume homebuilder. The Company believes that its ability to cater to the design tastes of prospective homebuyers at competitive prices, even at the entry level, distinguishes it from many of its competitors.

  Decentralized Operations. The Company's homebuilding activities are decentralized to give maximum flexibility to its local division managers. The Company believes that division management is more informed to make decisions regarding local operations. Each operating division is responsible for preliminary site selection, negotiation of option contracts, and overseeing land development activities. Additionally, each operating division plans its homebuilding schedule, selects the building plans and architectural scheme for its subdivisions, obtains all building approvals, and develops a marketing plan for its homes. The Company's corporate office retains oversight and responsibility for final approval of all land and lot acquisitions, inventory levels, financing arrangements, accounting and management reporting, payment of subcontractor invoices, payroll and employee benefits.

  Cost Management. The Company strives to control its overhead costs by centralizing the administrative and accounting functions and by limiting the number of field administrative personnel and middle level management positions. The Company attempts to control construction costs through the efficient design of its homes and obtaining favorable pricing from certain subcontractors based on the high volume of work performed for the Company. The Company's management information systems also assist in controlling construction costs, overhead and capital by allowing management to monitor construction expenditures on a home-by-home basis and the composition and level of inventory on a subdivision basis.

  Limited Real Estate Exposure. The Company attempts to minimize the risks associated with land ownership while maximizing its return on invested capital by acquiring developed building lots pursuant to lot option contracts, generally on a non-recourse basis, after all zoning and other governmental entitlements and approvals are obtained. The Company attempts to control a two to four year supply of building lots based on current and expected absorption rates. The Company also pursues selected land acquisition and development opportunities to augment its inventory of option building lots and to maximize profit opportunities. These acquisitions are generally limited to smaller tracts of entitled land that will yield 50 to 150 lots when developed. By limiting its land acquisition and development activities generally to smaller parcels of land, the Company reduces the financial and market risks associated with owning land during the development period.

                             THE TORREY ACQUISITION

  On January 29, 1997, the Company entered into a stock purchase agreement (the "Stock Purchase Agreement") for the acquisition of the entities comprising Torrey (the "Torrey Acquisition"). The Company completed the Torrey Acquisition on February 27, 1997. Under the terms of the Stock Purchase Agreement, the Company paid at closing consideration consisting of $28.5 million in cash and 844,444 shares of Common Stock, and agreed to a contingent payment estimated at $1 million, for all of the outstanding capital stock of the entities comprising Torrey. The Company also assumed and refinanced approximately $89 million of indebtedness, other obligations and minority interests.

  Torrey has been the leading builder of single-family homes in the large and growing Atlanta, Georgia market for the past three years as reported in Builder Magazine. Atlanta has been the largest housing market in the United States for the past three years based on single-family building permits issued. Torrey targets both entry-level and first time move-up buyers. For the twelve months ended September 30, 1996, Torrey delivered 1,442 homes, generating $183.8 million of revenue. In addition to building homes in the Atlanta market, Torrey has homebuilding operations in Charlotte and Raleigh/Durham, North Carolina, and Greenville, South Carolina. Despite Torrey's leading market share position in the Atlanta market, the Company believes that it can improve Torrey's operating results by providing additional and lower cost capital and operating synergies.

  The Company believes that the Torrey Acquisition is consistent with its strategy of selectively pursuing acquisitions of homebuilders that have an excellent reputation, a track record of profitability and a strong management team.

                                  THE OFFERING

  Common Stock offered by:

  The Company.............    4,000,000 shares
  The Selling                 1,000,000 shares
   Stockholders...........    -----------
     Total Common Stock
      offered............
                              5,000,000 shares

Common Stock to be
 outstanding after the
 Offering...................  36,450,729 shares(1)
New York Stock Exchange       DHI
 Symbol.....................
Use of proceeds.............  The net proceeds to the Company from the Offering will be used to temporarily repay indebtedness under revolving credit facilities and for general corporate purposes. The Company will not receive any proceeds from the sale of Common Stock by the Selling Stockholders.

--------

(1) Does not reflect 2,337,756 additional shares of Common Stock subject to outstanding options as of December 31, 1996 pursuant to the Company's 1991 Stock Incentive Plan (the "Stock Option Plan") or shares issued in the Torrey Acquisition.

                                  RISK FACTORS

  Investment in the Common Stock involves certain risks discussed under "Risk Factors" that should be considered by prospective investors.

                         SUMMARY FINANCIAL INFORMATION
          (DOLLARS IN THOUSANDS, EXCEPT NET INCOME PER SHARE AMOUNTS)

                                FOR THE FISCAL YEARS ENDED           FOR THE THREE MONTHS ENDED
                                      SEPTEMBER 30,                         DECEMBER 31,
                          ----------------------------------------- -------------------------------
                                                         PRO FORMA                       PRO FORMA
                                                            AS                              AS
                                                        ADJUSTED(1)                     ADJUSTED(1)
                            1994      1995      1996       1996       1995      1996       1996
                          --------  --------  --------  ----------- --------  --------  -----------
INCOME STATEMENT DATA:
 Revenues...............  $393,317  $437,388  $547,336   $780,438   $121,068  $144,381   $214,891
 Gross profit...........    67,218    77,646    98,282    145,003     21,533    26,345     38,699
 Income before income
  taxes.................    28,591    32,557    44,432     69,800      8,725    11,159     14,790
 Net income.............  $ 17,663  $ 20,539  $ 27,379   $ 42,854   $  5,415  $  6,807   $  9,022
 Net income per share...  $   0.63  $   0.74  $   0.87   $   1.18   $   0.19  $   0.21   $   0.24
 Weighted average number
  of common shares (in
  thousands)............    27,845    27,849    31,420     36,271     28,250    33,003     37,854
SELECTED OPERATING DATA:
 Gross profit margin....      17.1%     17.8%     18.0%      18.6%      17.8%     18.2%      18.0%
 Number of homes
  closed................     2,360     2,474     3,284      5,037        731       855      1,333
 New sales orders, net
  (homes)(2)............     2,327     2,553     3,488      5,150        699       751      1,102
 New sales orders, net
  ($ value)(2)..........  $394,587  $449,260  $585,489   $826,214   $115,363  $129,776   $179,954
 Sales backlog at end of
  period (homes)(3).....       773     1,000     1,204      1,712        968     1,208      1,499
 Sales backlog at end of
  period ($ value)(3)...  $140,524  $170,736  $208,888   $297,572   $165,030  $223,474   $267,392

                                                        AS OF DECEMBER 31, 1996
                                                        -------------------------
                                                                     PRO FORMA
                                                                         AS
                                                          ACTUAL     ADJUSTED(4)
                                                        ----------- -------------
BALANCE SHEET DATA:
 Inventories........................................... $   400,453  $   497,037
 Total assets..........................................     445,854      567,300
 Total debt............................................     203,200      258,038
 Stockholders' equity..................................     184,780      235,823

--------

(1) Pro forma to reflect the acquisitions of the assets of Trimark Communities, LLC ("Trimark") and SGS Communities, Inc. ("SGS"), which were both completed during the first quarter of fiscal 1997, and the Torrey Acquisition, which was completed in the second quarter of fiscal 1997, as if such acquisitions had occurred on the first day of each reported period. See "Unaudited Pro Forma Financial Data." As adjusted to reflect the sale of 4,000,000 shares of Common Stock offered hereby by the Company and the application of the estimated net proceeds therefrom to temporarily reduce indebtedness under the Company's revolving credit facilities.
(2) Represents homes placed under contract during the period, net of cancellations. See "Business--Marketing and Sales."
(3) Represents homes under contract but not yet closed at the end of the period. See "Business--Marketing and Sales."
(4) Pro forma to reflect the Torrey Acquisition and the sale of 4,000,000 shares of Common Stock offered hereby by the Company and the application of the estimated net proceeds therefrom to temporarily reduce indebtedness under the Company's revolving credit facilities.

                                 RISK FACTORS

  In addition to the other information contained or incorporated by reference in this Prospectus, prospective investors should carefully consider the factors set forth below before purchasing any shares of Common Stock offered hereby.

  General Real Estate, Economic and Other Conditions. The homebuilding industry is cyclical and is significantly affected by changes in general and local economic conditions, such as employment levels, availability of financing for homebuyers, interest rates, consumer confidence and housing demand. In addition, homebuilders are subject to various risks, including competitive overbuilding, availability and cost of building lots, materials and labor, weather conditions, delays in construction schedules, cost overruns, changes in governmental regulation and increases in real estate taxes and other local government fees. Moreover, homebuilders are subject to the risks associated with natural disasters such as hurricanes, earthquakes, and fires. The Company and its competitors also are impacted by comprehensive local, state and Federal statutes and rules regulating environmental matters, zoning, building design and density requirements, as they affect the availability and cost of building lots and the timing of homebuilding activities.

  Interest Rates; Mortgage Financing. Virtually all purchasers of the Company's homes finance their acquisitions through third-party lenders providing mortgage financing. In general, housing demand is adversely affected by increases in interest rates, decreasing availability of mortgage financing, increasing housing costs and unemployment. If mortgage interest rates increase and the ability of prospective buyers to finance home purchases is adversely affected, the Company's operating results may be negatively impacted. The Company's homebuilding activities also are dependent upon the availability and cost of mortgage financing for buyers of homes owned by potential customers so those customers can sell their existing homes and purchase a home from the Company. In addition, the Company believes that the availability of Federal Housing Administration and Veterans Administration mortgage financing is an important factor in marketing many of its homes. Any limitations or restrictions on the availability of such financing could adversely affect the Company's sales. See "Business--Customer Financing."

  Competition. The homebuilding industry is highly competitive and fragmented. Homebuilders compete not only for homebuyers, but also for desirable properties, financing, raw materials and skilled labor. The Company competes with other local, regional and national homebuilders, often within larger subdivisions designed, planned and developed by such homebuilders. Some of the Company's competitors have longer operating histories and greater financial, marketing and sales resources than the Company, including, in some instances, affiliated mortgage companies.

  Future Capital Requirements. The Company's operations require significant amounts of cash, and the Company will be required to seek additional capital for the future growth and development of its business. There can be no assurance as to the terms or availability of such additional capital. If the Company is not successful in obtaining sufficient capital on favorable terms, it could result in a reduction in sales and may adversely affect the Company's future growth or results of operations. See "Management's Discussion and Analysis of Results of Operations and Financial Condition."

  Acquisitions. From April 1994, through the present, the Company has acquired six homebuilding companies, including the Torrey Acquisition completed on February 27, 1997. In the future, the Company intends to seek to acquire additional homebuilding companies. Subsequent to the acquisitions, the previous owners of the acquired companies normally continue to manage their operations as subsidiaries of the Company. Although the Company believes that it has successfully integrated the companies it has previously acquired into its operations without substantial costs, delays or other problems, there is no assurance that the Company will be able to successfully integrate the operations of Torrey and any future acquisitions of homebuilding companies. In addition, while the Company believes that its management has been effective in overseeing the combined operations of the Company and its acquisitions, there can be no assurance that the Company will be able to implement successfully its operating and growth strategies in each of its markets. Finally, there can be no assurance that the pace of the Company's acquisitions will not adversely affect the Company's efforts to integrate acquisitions and manage the acquired companies profitably.

  Control Relationships. Donald R. Horton and other affiliates of the Company will own, directly or indirectly, approximately 36.54% of the Company's outstanding Common Stock after giving effect to the Offering (35.58% if the Underwriters' over-allotment option is exercised in full). Accordingly, such persons may effectively be able to elect the entire board of Directors of the Company and control its management, operations and affairs. Donald R. Horton, along with his children and certain family trusts of which he and his wife and children are the beneficiaries, will own approximately 31.38% of the Company's outstanding Common Stock after giving effect to the Offering (30.56% if the Underwriters' over-allotment options is exercised in full). See "Selling Stockholders."

                                USE OF PROCEEDS

  The net proceeds to the Company from the sale of the shares of Common Stock in the Offering are estimated to be approximately $43.6 million ($50.2 million if the Underwriters' over-allotment option is exercised in full). The Company intends to use the proceeds from the Offering to temporarily repay indebtedness under revolving credit facilities and for general corporate purposes. See "Management's Discussion and Analysis of Results of Operations and Financial Condition--Financial Condition, Liquidity and Capital Resources." Borrowings under the Company's various credit facilities bear interest at effective rates ranging from LIBOR plus 1 1/4% to LIBOR plus 2%. The Company will not receive any proceeds from the sale of Common Stock by the Selling Stockholders.

                          PRICE RANGE OF COMMON STOCK

  The Company's Common Stock is listed on the New York Stock Exchange under the symbol "DHI." The following table sets forth the high and low sale prices for the Common Stock for the periods indicated, as reported on the Nasdaq National Market (through December 13, 1995) and the New York Stock Exchange (on and after December 14, 1995).

                                                               FISCAL YEAR 1997
                             FISCAL YEAR       FISCAL YEAR         (THROUGH
                                1995               1996         MARCH 3, 1997)
                          ----------------- ------------------ ----------------
                            HIGH      LOW     HIGH      LOW      HIGH     LOW
                          --------- ------- --------- -------- -------- -------
Quarter ended December
 31.....................  $ 8 5/16  $5 3/8  $11       $8 15/16 $ 11 3/8 $8 5/8
Quarter ended March 31..    6 5/16   5 5/16  11 15/16  8 15/16  13      10 1/8
Quarter ended June 30...    8 15/16  6 9/16  10 5/8    8 5/8
Quarter ended September
 30.....................   10 1/2    8 1/2   10 3/8    7 1/2

  As of January 31, 1997, there were 181 holders of record of the Common Stock. On March 3, 1997, the last sale price reported on the New York Stock Exchange Composite Tape for the Common Stock was $11 7/8.

                                DIVIDEND POLICY

  Declarations of cash dividends are within the discretion of the Board of Directors and are dependent upon various factors, including the earnings, cash flow, capital requirements and operating and financial condition of the Company. Other than as required to maintain the financial ratios and net worth requirements under the Company's revolving credit facilities, there are no restrictions on payments of cash dividends by the Company. On January 20, 1997, the Company declared a cash dividend of $.02 per outstanding share of Common Stock, its first cash dividend since its initial public offering. The Company intends to pay an annual cash dividend, payable quarterly on outstanding shares of Common Stock.

                                CAPITALIZATION

  The following table sets forth the capitalization of the Company at December 31, 1996, with pro forma adjustments to reflect the acquisition of Torrey as if such acquisition had occurred on December 31, 1996, and as adjusted to reflect the Torrey Acquisition and the sale by the Company of the Common Stock offered hereby and the application of the estimated net proceeds therefrom. See "Use of Proceeds".

                                                    DECEMBER 31, 1996
                                          -------------------------------------
                                                                   PRO FORMA
                                           ACTUAL  PRO FORMA (1) AS ADJUSTED(2)
                                          -------- ------------- --------------
                                                 (DOLLARS IN THOUSANDS)
Debt:
  Notes Payable.......................... $203,200   $301,634       $258,038
Stockholders' equity(3):
  Common Stock, par value $.01 per share;
   100,000,000 shares authorized;
   32,415,729 actual shares; 33,260,173
   pro forma shares, and 37,295,173 pro
   forma as adjusted shares, issued and
   outstanding...........................      324        333            373
  Additional capital.....................  160,049    167,355        211,043
  Retained earnings......................   24,407     24,407         24,407
                                          --------   --------       --------
    Total stockholders' equity........... $184,780   $192,095       $235,823
                                          ========   ========       ========
    Total capitalization................. $387,980   $493,729       $493,861
                                          ========   ========       ========

--------
(1) Pro forma to reflect the Torrey Acquisition as if such acquisition had occurred on December 31, 1996. See "Unaudited Pro Forma Consolidated Balance Sheets."
(2) As adjusted to reflect the Torrey Acquisition and the sale of 4,000,000 shares of Common Stock offered hereby by the Company and the application of the estimated net proceeds therefrom to temporarily reduce indebtedness under the Company's revolving credit facilities.
(3) Does not reflect 2,337,756 additional shares of Common Stock subject to outstanding options as of December 31, 1996, pursuant to the Stock Option Plan.

                      UNAUDITED PRO FORMA FINANCIAL DATA
               (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

  The unaudited Pro Forma Consolidated Statements of Operations of the Company for the three months ended December 31, 1996, and for the fiscal year ended September 30, 1996, were prepared to illustrate the estimated effects of: (i) the acquisitions of the assets of Trimark and SGS, which were completed during the first quarter of fiscal 1997; (ii) the Torrey Acquisition, which was completed in the second quarter of fiscal 1997; and (iii) the sale of 4,000,000 shares of Common Stock offered hereby by the Company and the application of the estimated net proceeds therefrom to temporarily reduce indebtedness under the Company's revolving credit facilities, as if such acquisitions and Common Stock sale had occurred on the first day of each period.

  The unaudited Pro Forma Consolidated Balance Sheets of the Company as of December 31, 1996, were prepared to illustrate the estimated effects of the Torrey Acquisition and the sale of the 4,000,000 shares of Common Stock offered by the Company.

  The pro forma statements do not purport to represent either the actual financial position or results of operations of the Company had the pro forma transactions occurred on the dates assumed, or the results expected in the future. The pro forma adjustments are based upon available information and upon certain assumptions that management believes are reasonable. The notes to the unaudited Pro Forma Consolidated Statements of Operations and Balance Sheets provide a summary of the adjustments made in determining the pro forma amounts. The pro forma financial information should be read in conjunction with the historical financial statements of the Company, including the notes thereto, and the other financial information pertaining to the Company, including information set forth in "Capitalization" and the related notes thereto, included elsewhere or incorporated by reference into this Prospectus. The pro forma financial information is based upon the purchase method of accounting for the acquisitions of Trimark, SGS and Torrey.

           UNAUDITED PRO FORMA CONSOLIDATED STATEMENTS OF OPERATIONS
                     THREE MONTHS ENDED DECEMBER 31, 1996

                                                                                                     PRO FORMA
                            D.R.      TRIMARK               PRO FORMA     PRO FORMA                     AS
                           HORTON   AND SGS (1) TORREY     ADJUSTMENTS   COMBINED(2) ADJUSTMENTS(3) ADJUSTED(3)
                          --------  ----------- -------    -----------   ----------- -------------- -----------
Revenues................  $144,381    $8,136    $62,374      $  --        $214,891       $ --        $214,891
Cost of sales...........   118,036     6,287     53,079      (1,162)(5)    176,240         (48)       176,192
                          --------    ------    -------      ------       --------       -----       --------
Gross profit............    26,345     1,849      9,295       1,162         38,651          48         38,699
Selling, general and
 administrative
 expenses...............    15,117       634      7,531         851 (6)     24,133         --          24,133
                          --------    ------    -------      ------       --------       -----       --------
Operating income........    11,228     1,215      1,764         311         14,518          48         14,566
                          --------    ------    -------      ------       --------       -----       --------
Other:
 Interest (expense).....      (784)      --        (192)        --            (976)        784           (192)
 Other
  income/(expense)......       715      (207)        79        (171)(7)        416         --             416
                          --------    ------    -------      ------       --------       -----       --------
                               (69)     (207)      (113)       (171)          (560)        784            224
                          --------    ------    -------      ------       --------       -----       --------
Income before income
 taxes..................    11,159     1,008      1,651         140         13,958         832         14,790
Provision for income
 taxes (4)..............     4,352       392        644          55          5,443         325          5,768
                          --------    ------    -------      ------       --------       -----       --------
Net income..............  $  6,807    $  616    $ 1,007      $   85       $  8,515       $ 507         $9,022
                          ========    ======    =======      ======       ========       =====       ========
Net income per share....  $   0.21                                        $   0.25                   $   0.24
                          ========                                        ========                   ========
Weighted average number
 of common shares (in
 thousands).............    33,003                  844(8)                  33,847       4,007         37,854
                          ========              =======                   ========       =====       ========

           UNAUDITED PRO FORMA CONSOLIDATED STATEMENTS OF OPERATIONS
                         YEAR ENDED SEPTEMBER 30, 1996

                                                                                                     PRO FORMA
                            D.R.     TRIMARK                PRO FORMA     PRO FORMA                     AS
                           HORTON    AND SGS    TORREY     ADJUSTMENTS   COMBINED(2) ADJUSTMENTS(3) ADJUSTED(3)
                          ---------  --------  --------    -----------   ----------- -------------- -----------
Revenues................  $ 547,336  $ 49,274  $183,828      $   --       $780,438      $   --       $780,438
Cost of sales...........    449,054    36,854   155,593       (4,725)(5)   636,776       (1,341)      635,435
                          ---------  --------  --------      -------      --------      -------      --------
Gross profit............     98,282    12,420    28,235        4,725       143,662        1,341       145,003
Selling, general and
 administrative
 expenses...............     53,860     5,374    16,131        1,484(6)     76,849          --         76,849
                          ---------  --------  --------      -------      --------      -------      --------
Operating income........     44,422     7,046    12,104        3,241        66,813        1,341        68,154
                          ---------  --------  --------      -------      --------      -------      --------
Other:
 Interest (expense).....     (1,474)      --        --           --         (1,474)       1,474             0
 Other income/
  (expense).............      1,484      (413)     (594)       1,169(7)      1,646          --          1,646
                          ---------  --------  --------      -------      --------      -------      --------
                                 10      (413)     (594)       1,169           172        1,474         1,646
                          ---------  --------  --------      -------      --------      -------      --------
Income before income
 taxes..................     44,432     6,633    11,510        4,410        66,985        2,815        69,800
Provision for income
 taxes (4)..............     17,053     2,586     4,489        1,720        25,848        1,098        26,946
                          ---------  --------  --------      -------      --------      -------      --------
Net income..............  $  27,379  $  4,047  $  7,021      $ 2,690      $ 41,137      $ 1,717      $ 42,854
                          =========  ========  ========      =======      ========      =======      ========
Net income per share....  $    0.87                                       $   1.28                   $   1.18
                          =========                                       ========                   ========
Weighted average number
 of common shares (in
 thousands).............     31,420                 844(8)                  32,264        4,007        36,271
                          =========            ========                   ========      =======      ========

--------
The anticipated cost savings described below are based upon estimates and assumptions made by the Company that, although considered reasonable by the Company, are subject to business, economic and other uncertainties.
(1) Reflects the estimated financial results from October 1, 1996, until the dates of acquisition (October 15, 1996, for Trimark, and December 2, 1996, for SGS). The results for Trimark and SGS subsequent to such dates are included in the Company's financial results.
(2) To reflect the estimated combined results of the Company and the acquisitions of Trimark, SGS and Torrey.
(3) To reflect the sale of the Common Stock to be issued in conjunction with the Offering and the incremental dilution associated with options to be exercised by certain of the Selling Stockholders. A Common Stock price of $11.50 per share was assumed. The adjustments reflect reduction of previously capitalized and expensed interest.

(4) Prior to their acquisition by the Company, Trimark, SGS and Torrey operated as S corporations under applicable provisions of the Internal Revenue Code of 1986, as amended, and taxable income was taxed directly to their stockholders. For pro forma purposes, income taxes are provided at the Company's estimated incremental tax rate.

                                                             THREE
                                                             MONTHS
                                                             ENDED    YEAR ENDED
                                                            DECEMBER  SEPTEMBER
                                                            31, 1996   30, 1996
                                                            --------  ----------
(5)Adjustments to cost of sales are:
   Net financing costs of incremental debt incurred to
    finance acquisitions................................... $   331   $ 1,661
   Reclassification of capitalized inventory costs to
    conform to Company accounting policies.................  (1,317)   (6,153)
   Reduction in warranty insurance costs paid to third
    parties................................................     (76)     (233)
   Reduction in employee benefit costs.....................    (100)      --
                                                            -------   -------
     Total adjustments to cost of sales.................... $(1,162)  $(4,725)
                                                            =======   =======
(6)Adjustments to selling, general and administrative
 expenses are:
   Reductions in salaries and related employee benefits.... $  (583)  $(5,116)
   Reductions in overhead items such as: insurance, audit,
    bank charges, referral fees, autos, telephone, etc.,
    consistent with Company policies, net of capitalized
    items expensed under Company accounting policies.......    (105)     (483)
   Amortization of excess of cost over net assets acquired
    over 20 years..........................................     222       930
   Reclassification of capitalized inventory costs to
    conform to Company accounting policies.................   1,317     6,153
                                                            -------   -------
     Total adjustments to selling, general and
      administrative expenses.............................. $   851   $ 1,484
                                                            =======   =======

(7) To eliminate earnings of minority interests purchased in the Torrey Acquisition.

(8) Common Stock issued as consideration in the Torrey Acquisition.

                UNAUDITED PRO FORMA CONSOLIDATED BALANCE SHEETS
                               DECEMBER 31, 1996

                          D.R. HORTON,            PRO FORMA     PRO FORMA                    PRO FORMA
                              INC.      TORREY  ADJUSTMENTS(1) COMBINED(2) ADJUSTMENTS(3) AS  ADJUSTED(4)
                          ------------ -------- -------------- ----------- -------------- ---------------
         ASSETS
Cash....................    $ 15,125   $  4,903    $(4,903)     $ 15,125      $    --        $ 15,125
Inventories.............     400,453     94,184      2,400       497,037           --         497,037
Property and equipment
 (net)..................       5,754      4,949        921        11,624           --          11,624
Earnest money deposits
 and other assets.......      18,940      2,195        --         21,135           --          21,135
Excess of cost over net
 assets acquired (net)..       5,582        --      16,797        22,379           --          22,379
                            --------   --------    -------      --------      --------       --------
                            $445,854   $106,231    $15,215      $567,300      $      0       $567,300
                            ========   ========    =======      ========      ========       ========
      LIABILITIES
Accounts payable........    $ 33,434   $ 11,450    $   --       $ 44,884      $    --        $ 44,884
Accrued expenses and
 customer deposits......      24,440      4,247        --         28,687          (132)        28,555
Notes payable...........     203,200     67,847     30,587       301,634       (43,596)       258,038
                            --------   --------    -------      --------      --------       --------
                             261,074     83,544     30,587       375,205       (43,728)       331,477
                            --------   --------    -------      --------      --------       --------
Minority interests......         --       5,785     (5,785)            0           --               0
                            --------   --------    -------      --------      --------       --------
  STOCKHOLDERS' EQUITY
Preferred Stock, $.10
 par value, 30,000,000
 shares authorized, no
 shares issued..........         --         --         --            --            --             --
Common Stock, $.01 par
 value, 100,000,000
 shares authorized,
 32,415,729 actual
 shares, 33,260,173 pro
 forma shares, and
 37,295,173 pro forma as
 adjusted shares, issued
 and outstanding........         324        --           9           333            40            373
Additional capital......     160,049        --       7,306       167,355        43,688        211,043
Retained earnings.......      24,407     16,902    (16,902)       24,407           --          24,407
                            --------   --------    -------      --------      --------       --------
                             184,780     16,902     (9,587)      192,095        43,728        235,823
                            --------   --------    -------      --------      --------       --------
                            $445,854   $106,231    $15,215      $567,300      $      0       $567,300
                            ========   ========    =======      ========      ========       ========

--------

(1) To reflect the Torrey Acquisition for $28.5 million in cash, 844,444 shares of Common Stock, a contingent payment of $1 million, and the assumption and refinancing of approximately $89 million in liabilities, other obligations and minority interests. Adjustments to balance sheets are as follows:

    Net increase in inventory to fair market value...................... $2,400
    Adjust building to appraised value..................................    921
    Increase in notes payable to finance goodwill and net assets........ 30,587

(2) To reflect the combined financial position of the Company and Torrey, as if the Torrey Acquisition had occurred on December 31, 1996. A Common Stock price of $11.25 per share, the maximum valuation under the terms of the Stock Purchase Agreement, was used with a discount to reflect its restricted nature.

(3) To reflect the effects of the sale of 4,000,000 shares of Common Stock offered hereby by the Company, the application of the estimated net proceeds therefrom to temporarily reduce indebtedness under the Company's revolving credit facilities, and the incremental dilution associated with options to be exercised by certain of the Selling Stockholders, as if such Common Stock sale and incremental dilution had occurred on December 31, 1996. A Common Stock price of $11.50 was assumed.

(4) To reflect the combined financial position of the Company and Torrey, the effects of the sale of 4,000,000 shares of Common Stock offered hereby by the Company, the application of the estimated net proceeds therefrom to temporarily reduce indebtedness under the Company's revolving credit facilities, and the incremental dilution associated with options to be exercised by certain of the Selling Stockholders, as if such combination, Common Stock sale and incremental dilution had occurred on December 31, 1996. For the purpose of determining the effects of the Common Stock sale and incremental dilution, a Common Stock price of $11.50 was assumed.

                        SELECTED FINANCIAL INFORMATION
          (DOLLARS IN THOUSANDS, EXCEPT NET INCOME PER SHARE AMOUNTS)

  The following selected financial data (except for the selected operating data) are derived from the Consolidated Financial Statements of the Company. The Company's Consolidated Financial Statements as of and for each of the three years ended September 30, 1996, have been audited by Ernst & Young LLP, independent auditors. The selected financial information of the Company as of December 31, 1995 and 1996, and for each of the three month periods then ended, have been derived from unaudited financial statements, which, in the opinion of management, include all adjustments (consisting of only normal recurring adjustments) necessary for a fair presentation of such information for the unaudited interim periods. The selected financial data should be read in conjunction with "Management's Discussion and Analysis of Results of Operations and Financial Condition" and the Company's Consolidated Financial Statements, including the related notes thereto, incorporated by reference in this Prospectus.

                                       FOR THE                   FOR THE
                                     FISCAL YEARS             THREE MONTHS
                                        ENDED                     ENDED
                                    SEPTEMBER 30,             DECEMBER 31,
                              ----------------------------  ------------------
                                1994      1995      1996      1995      1996
                              --------  --------  --------  --------  --------
INCOME STATEMENT DATA:
  Revenues................... $393,317  $437,388  $547,336  $121,068  $144,381
  Gross profit...............   67,218    77,646    98,282    21,533    26,345
  Selling, general and
   administrative expenses...   39,073    44,549    53,860    12,513    15,117
  Operating income...........   28,145    33,097    44,422     9,020    11,228
  Interest and other income
   (expense).................      446      (540)       10      (295)      (69)
                              --------  --------  --------  --------  --------
  Income before income
   taxes.....................   28,591    32,557    44,432     8,725    11,159
  Provision for income
   taxes.....................   10,928    12,018    17,053     3,310     4,352
                              --------  --------  --------  --------  --------
  Net income................. $ 17,663  $ 20,539  $ 27,379  $  5,415  $  6,807
                              ========  ========  ========  ========  ========
  Net income per share....... $   0.63  $   0.74  $   0.87  $   0.19  $   0.21
                              ========  ========  ========  ========  ========
  Weighted average number of
   common shares (in
   thousands)................   27,845    27,849    31,420    28,250    33,003
                              ========  ========  ========  ========  ========
SELECTED OPERATING DATA:
  Gross profit margin........     17.1%     17.8%     18.0%     17.8%     18.2%
  Number of homes closed.....    2,360     2,474     3,284       731       855
  New sales orders, net
   (homes)(1)................    2,327     2,553     3,488       699       751
  New sales orders, net ($
   value)(1)................. $394,587  $449,260  $585,489  $115,363  $129,776
  Sales backlog at end of
   period (homes)(2).........      773     1,000     1,204       968     1,208
  Sales backlog at end of
   period ($ value)(2)....... $140,524  $170,736  $208,888  $165,030  $223,474

                                              AS OF                  AS OF
                                          SEPTEMBER 30,          DECEMBER 31,
                                    -------------------------- -----------------
                                      1994     1995     1996     1995     1996
                                    -------- -------- -------- -------- --------
BALANCE SHEET DATA:
  Inventories...................... $204,094 $282,908 $345,283 $294,042 $400,453
  Total assets.....................  230,898  318,787  402,913  337,630  445,854
  Total debt.......................  108,578  169,879  169,873  183,207  203,200
  Stockholders' equity.............   84,553  106,073  177,638  111,514  184,780

--------
(1) Represents homes placed under contract during the period, net of cancellations. See "Business--Marketing and Sales."
(2) Represents homes under contract but not yet closed at the end of the period. See "Business--Marketing and Sales."

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION

RESULTS OF OPERATIONS

  The following tables set forth certain information regarding the Company's operations for the periods indicated.

                                            PERCENTAGES OF REVENUE
                                     -----------------------------------------
                                     FISCAL YEAR ENDED    THREE MONTHS ENDED
                                       SEPTEMBER 30,         DECEMBER 31,
                                     -------------------  --------------------
                                     1994   1995   1996     1995       1996
                                     -----  -----  -----  ---------  ---------
Costs and Expenses:
 Cost of sales.....................   82.9%  82.2%  82.0%      82.2%      81.8%
 Selling, general and
  administrative expenses..........    9.9   10.2    9.8       10.3       10.5
 Interest expense..................    --     0.3    0.3        0.6        0.5
                                     -----  -----  -----  ---------  ---------
Total costs and expenses...........   92.8   92.7   92.1       93.1       92.8
Other (income).....................   (0.1)  (0.1)  (0.2)      (0.3)      (0.5)
                                     -----  -----  -----  ---------  ---------
Income before income taxes.........    7.3    7.4    8.1        7.2        7.7
Income taxes.......................    2.8    2.7    3.1        2.7        3.0
                                     -----  -----  -----  ---------  ---------
Net income.........................    4.5%   4.7%   5.0%       4.5%       4.7%
                                     =====  =====  =====  =========  =========

                             FISCAL YEAR ENDED SEPTEMBER 30,         THREE MONTHS ENDED DECEMBER 31,
                          ----------------------------------------  ------------------------------------
                              1994          1995          1996            1995               1996
                          ------------  ------------  ------------  -----------------  -----------------
                          HOMES         HOMES         HOMES          HOMES              HOMES
                          CLOSED   %    CLOSED   %    CLOSED   %     CLOSED     %       CLOSED     %
                          ------ -----  ------ -----  ------ -----  -----------------  -----------------
HOMES CLOSED
Mid-Atlantic (Charlotte,
 Greensboro, New Jersey,
 Raleigh/Durham,
 Suburban Washington D.
 C.)....................    442   18.7%   436   17.6%   547   16.7%     137      18.7%     116      13.6%
Midwest (Chicago,
 Cincinnati, Kansas
 City, Minneapolis/St.
 Paul, St. Louis).......    286   12.1    348   14.1    457   13.9       72       9.9      105      12.3
Southeast (Atlanta,
 Birmingham, Nashville,
 Orlando, Pensacola,
 South Florida).........    398   16.9    303   12.2    519   15.8      140      19.2      130      15.2
Southwest (Albuquerque,
 Austin, Dallas/Fort
 Worth, Houston,
 Phoenix)...............  1,108   47.0  1,131   45.7  1,239   37.7      308      42.1      333      38.9
Western (Denver, Las
 Vegas, Los Angeles,
 Salt Lake City, San
 Diego).................    126    5.3    256   10.4    522   15.9       74      10.1      171      20.0
                          -----  -----  -----  -----  -----  -----   ------  --------   ------  --------
                          2,360  100.0% 2,474  100.0% 3,284  100.0%     731     100.0%     855     100.0%
                          =====  =====  =====  =====  =====  =====   ======  ========   ======  ========

                                FISCAL YEAR ENDED SEPTEMBER 30,         THREE MONTHS ENDED DECEMBER 31,
                          -------------------------------------------- -----------------------------------
                               1994           1995           1996            1995              1996
                          -------------- -------------- -------------- ----------------- -----------------
                          HOMES          HOMES          HOMES          HOMES             HOMES
                          SOLD     $     SOLD     $     SOLD     $      SOLD      $       SOLD      $
                          ----- -------- ----- -------- ----- -------- ----------------- -----------------
NEW SALES CONTRACTS
 ($ IN THOUSANDS)
Mid-Atlantic (Charlotte,
 Greensboro, New Jersey,
 Raleigh/Durham,
 Suburban Washington D.
 C.)....................    402 $113,434   403 $103,952   495 $106,908    113 $   23,958    108 $   25,010
Midwest (Chicago,
 Cincinnati, Kansas
 City, Minneapolis/St.
 Paul, St. Louis).......    272   51,890   339   68,675   527  100,990    111     21,953     89     17,874
Southeast (Atlanta,
 Birmingham, Nashville,
 Orlando, Pensacola,
 South Florida).........    346   48,073   371   64,654   493   80,104    107     17,517    100     16,158
Southwest (Albuquerque,
 Austin, Dallas/Fort
 Worth, Houston,
 Phoenix)...............  1,138  149,023 1,148  155,202 1,311  190,006    267     36,978    265     40,451
Western (Denver, Las
 Vegas, Los Angeles,
 Salt Lake City, San
 Diego).................    169   32,167   292   56,777   662  107,481    101     14,957    189     30,283
                          ----- -------- ----- -------- ----- --------  ----- ----------  ----- ----------
                          2,327 $394,587 2,553 $449,260 3,488 $585,489    699 $  115,363    751 $  129,776
                          ===== ======== ===== ======== ===== ========  ===== ==========  ===== ==========

                                FISCAL YEAR ENDED SEPTEMBER 30,         THREE MONTHS ENDED DECEMBER 31,
                          -------------------------------------------- ---------------------------------
                               1994           1995           1996            1995             1996
                          -------------- -------------- -------------- ---------------- ----------------
                          HOMES    $     HOMES    $     HOMES    $     HOMES      $     HOMES      $
                          ----- -------- ----- -------- ----- -------- ---------------- ----------------
END OF PERIOD SALES
 BACKLOG
 ($ IN THOUSANDS)
Mid-Atlantic (Charlotte,
 Greensboro, New Jersey,
 Raleigh/Durham,
 Suburban Washington D.
 C.)....................   137  $ 42,886   198 $ 43,949   146 $ 34,405   174  $  39,642    214 $  60,842
Midwest (Chicago,
 Cincinnati, Kansas
 City, Minneapolis/St.
 Paul, St. Louis).......   123    23,585   114   22,332   184   34,861   153     29,326    168    30,981
Southeast (Atlanta,
 Birmingham, Nashville,
 Orlando, Pensacola,
 South Florida).........    68    10,216   190   33,557   164   26,479   157     26,886    134    20,474
Southwest (Albuquerque,
 Austin, Dallas/Fort
 Worth, Houston,
 Phoenix)...............   400    56,004   417   58,132   489   74,336   376     53,156    421    65,887
Western (Denver, Las
 Vegas, Los Angeles,
 Salt Lake City, San
 Diego).................    45     7,833    81   12,766   221   38,807   108     16,020    271    45,290
                           ---  -------- ----- -------- ----- --------  ----  --------- ------ ---------
                           773  $140,524 1,000 $170,736 1,204 $208,888   968  $ 165,030  1,208 $ 223,474
                           ===  ======== ===== ======== ===== ========  ====  ========= ====== =========

THREE MONTHS ENDED DECEMBER 31, 1996 COMPARED TO THREE MONTHS ENDED DECEMBER 31, 1995

  Revenues for the three months ended December 31, 1996, increased by 19.3%, to $144.4 million, from $121.1 million for the comparable period of 1995. The number of homes closed by the Company increased by 17.0%, to 855 homes in the three months ended December 31, 1996, from 731 homes in the same period of 1995. Percentage increases in home closings ranging from 8.1% to 131.1% were achieved in the Company's Midwest, Southwest and Western market regions, which were somewhat offset by modest percentage decreases in home closings in the Mid-Atlantic and Southeast market regions. Home sales revenues increased partly due to an increase in the average home delivery price (to $168,700 in 1996, from $165,600 for the comparable period of 1995). The increase in the average home delivery price was due primarily to changes in the geographic mix of homes closed within the Company.

  New net sales contracts increased 7.4%, to 751 homes for the three months ended December 31, 1996, from 699 homes for the three months ended December 31, 1995. The dollar amount of new net sales contracts increased by 12.5%, with percentage increases ranging from 4.4% to 102.5% achieved in the Company's Mid-Atlantic, Southwest and Western market regions. Those increases were offset by moderate percentage declines in the Midwest and Southeast market regions. The Company was operating in 225 subdivisions at December 31, 1996, compared to 171 subdivisions at December 31, 1995. At December 31, 1996, the Company's backlog of sales contracts was 1,208 homes, a 24.8% increase over comparable figures at December 31, 1995. The increase in sales backlog was partially due to the sales backlog acquired in the purchase of Trimark Communities, L.L.C., of Denver, Colorado (Trimark), and SGS Communities, Inc., of New Jersey (SGS) during the quarter. The average sales value of homes in backlog increased to $185,000 at December 31, 1996, from $170,500 at December 31, 1995. The increase was due partially to the high average dollar value of the sales backlog acquired with the December, 1996 acquisition of SGS, and to changes in the geographic mix of homes sold during the quarter.

  The increase in revenues caused cost of sales to increase by 18.6%, to $118.0 million in the three months ended December 31, 1996, from $99.5 million in the comparable period of 1995. As a percentage of revenues, cost of sales decreased to 81.8% in 1996 from 82.2% in 1995. The decrease in cost of sales as a percentage of revenues is primarily due to efforts to increase sales prices and control costs.

  Selling, general and administrative (SG&A) expense increased by 20.8%, to $15.1 million in the three months ended December 31, 1996, from $12.5 million in the comparable period of 1995. As a percentage of revenues, SG&A expense increased to 10.5% in 1996, from 10.3% in 1995. This increase was partially due to costs associated with the first quarter acquisitions.

  Interest expense amounted to $0.8 million in the three months ended December 31, 1996, compared to $0.7 in the comparable period of 1995. The Company follows a policy of capitalizing interest only on inventory under construction or development. During the three months ended December 31, 1996 and 1995, the Company expensed a portion of incurred interest and other financing costs due to increased levels of developed lots and finished homes. Capitalized interest and other financing costs are included in cost of sales at the time of home closings.

  Other income, which consists mainly of interest income and the pre-tax earnings of the DRH Title Companies and DRH Mortgage Company, Ltd., increased to $715,000 in the three months ended December 31, 1996, from $374,000 for the comparable period of 1995. The increase was primarily due to expanded title agency activities and the initiation of mortgage company services which were not provided in 1995. Increased interest income from overnight investing of cash balances also contributed to the increase in other income.

  The provision for income taxes was $4.4 million in the three months ended December 31, 1996, up $1.1 million from the $3.3 million for the comparable quarter of 1995. The increase in income taxes was attributable to the increase in income before income taxes and an increase in the estimated effective income tax rate anticipated for fiscal 1997.

YEAR ENDED SEPTEMBER 30, 1996 COMPARED TO YEAR ENDED SEPTEMBER 30, 1995

  Revenues increased by 25.1% to $547.3 million in 1996 from $437.4 million in 1995. The number of homes closed by the Company increased by 32.7%, to 3,284 homes in 1996 from 2,474 homes in 1995. Home closings increased in all of the Company's market regions, with percentage increases ranging from 9.5% in the Southwest region to 103.9% in the Western region. Of the 32.7% increase in 1996 home closings, 13.4% was the result of acquisitions made in Greensboro and Birmingham in the last quarter of 1995. The 1996 increase in revenues was achieved in spite of a 4.1% decrease in the average selling price of homes closed, to $166,600 in 1996 from $173,700 in 1995. The decrease was due to changes in the geographic mix of homes closed within the Company and different price points in certain markets.

  New net sales contracts increased 36.6%, to 3,488 homes in 1996 from 2,553 in 1995. Percentage increases in new net sales contracts ranging from 126.7% to 14.2% were achieved in the Company's market regions. The 1996 average sales price was $167,900, compared to $176,000 in 1995.

  The Company was operating in 184 subdivisions at September 30, 1996, compared to 162 at September 30, 1995. At September 30, 1996, the Company's backlog of sales contracts was 1,204 homes, a 20.4% increase over the comparable figure at September 30, 1995. The average sales price of homes in backlog increased to $173,500 at September 30, 1996, from $170,700 at September 30, 1995.

  Cost of sales increased by 24.8%, to $449.1 million in 1996 from $359.7 million in 1995. As a percentage of revenues, cost of sales decreased by 0.2%, to 82.0% in 1996 from 82.2% in 1995. This improvement resulted from good market conditions during the year, proactive efforts to maintain sales prices and control costs, and higher margins on homes closed on internally developed lots. The Company does not capitalize pre-opening costs for new subdivisions.

  Selling, general and administrative (SG&A) expense increased by 20.9%, to $53.9 million in 1996 from $44.5 million in 1995. The increase in SG&A expense was due largely to the increases in sales and construction activity required to sustain the higher levels of revenues. SG&A expense as a percentage of revenues decreased by 0.4%, to 9.8% in 1996 from 10.2% in 1995, as the Company was successful in controlling its variable overhead costs while the revenue increase offset more fixed costs.

  Interest expense increased to $1.5 million in 1996, from $1.2 million in 1995, caused by average interest-bearing debt growing at a slightly faster pace than the average amount of inventory under construction and development. The Company follows a policy of capitalizing interest only on inventory under construction or development. During both 1996 and 1995, a portion of incurred interest and other financing costs could not be charged to inventory and was expensed. Capitalized interest and other financing costs are included in cost of sales at the time of home closings.

  Other income, which consists mainly of interest income, pretax earnings from the Company's title operations and, in 1996, pretax earnings from the Company's mortgage operations, increased to $1.5 million in 1996, from $0.6 million in 1995. The increase was due primarily to the fact that 1996 comprised a full year of operations for DRH Title Company of Texas, Ltd., compared to only six months in 1995. Additionally, DRH Title Company of Florida, Inc., and DRH Mortgage Company, Ltd. commenced operations in 1996 and provided pretax earnings.

  The provision for income taxes increased 41.9%, to $17.1 million in 1996 from $12.0 million in 1995, due in part to the corresponding increase in income before income taxes. The effective tax rate increased to 38.4% in 1996 from 36.9% in 1995. As a percentage of revenues, the income tax provision increased 0.4% to 3.1% in 1996. The increases in the effective tax rate and in the tax provision as a percentage of revenues were due primarily to higher expected rates of state and local income taxes.

YEAR ENDED SEPTEMBER 30, 1995 COMPARED TO YEAR ENDED SEPTEMBER 30, 1994

  Revenues increased by 11.2%, to $437.4 million in 1995 from $393.3 million in 1994. The number of homes closed by the Company increased by 4.8% to 2,474 homes in 1995 from 2,360 homes in 1994, led by a 103.2% increase in the Company's Western region and a 21.7% increase in the Company's Midwest region. The large increase in the Western region resulted from earlier investments incurred to enter markets within this region and illustrates a normal progression for newer markets. The 1995 increase in revenues also was due in part to a 4.3% increase in the average selling price of homes closed, to $173,700 in 1995 from $166,600 in 1994. The increase was due primarily to changes in the geographic mix of homes closed within the Company, as homes closed in the newer markets were at higher prices. Miscellaneous land/lot sales in 1995 and the impact of acquisitions also contributed to the increase in revenues.

  New net sales contracts increased by 9.7%, to 2,553 homes in 1995 from 2,327 in 1994. Percentage increases in new net sales contracts were achieved in all of the Company's market regions, led by 72.8% and 24.6% increases in the Western and Midwest regions, respectively. The 1995 average selling price was $176,000, compared to $169,600 in 1994.

  The Company was operating in 162 subdivisions at September 30, 1995, compared to 137 at September 30, 1994. At September 30, 1995, the Company's backlog of sales contracts was 1,000 homes, a 29.4% increase over the comparable figure at September 30, 1994. The average sales price of homes in backlog decreased to $170,700 at September 30, 1995, from $181,800 at September 30, 1994.

  Cost of sales increased by 10.3%, to $359.7 million in 1995 from $326.1 million in 1994. As a percentage of revenues, cost of sales decreased by 0.7%, to 82.2% in 1995 from 82.9% in 1994. This improvement resulted from proactive efforts to maintain sales prices and control costs, higher margins on homes closed on internally developed lots, and miscellaneous land/lot sales. The Company does not capitalize pre-opening costs for new subdivisions.

  Selling, general and administrative (SG&A) expense increased by 14.0%, to $44.5 million in 1995 from $39.1 million in 1993. The increase in SG&A expense was due largely to the increases in sales and construction activity required to sustain the higher levels of revenues. SG&A expense as a percentage of revenues increased by 0.3%, to 10.2% in 1995 from 9.9% in 1994, due partly to costs associated with expansion into new markets which had not yet generated significant revenues.

  Interest expense totalled $1.2 million in 1995, compared to none in 1994. The Company follows a policy of capitalizing interest only on inventory under construction or development. During 1995, the Company expensed a portion of incurred interest and other financing costs due to increased levels of developed lots and finished homes. During the 1994 period, all such costs were capitalized in inventory. Capitalized interest and other financing costs are included in cost of sales at the time of home closings.

  Other income, which consisted mainly of interest income and pretax earnings of DRH Title Company of Texas, Ltd. in 1995, increased to $621,000 in 1995, from $446,000 in 1994.

  The provision for income taxes increased 10.0%, to $12.0 million in 1995 from $10.9 million in 1994, due primarily to the corresponding increase in income before income taxes. The effective tax rate decreased to 36.9% in 1995 from 38.2% in 1994. As a percentage of revenues, the income tax provision decreased by 0.1% to 2.7% in 1995. The decreases in the effective tax rate and in the tax provision as a percentage of revenues were due primarily to the effects of certain tax planning strategies relating to state income taxes.

FINANCIAL CONDITION, LIQUIDITY AND CAPITAL RESOURCES

  At December 31, 1996, the Company had available cash and cash equivalents of $15.1 million. Inventories (including finished homes and construction in progress, developed residential lots and other land) at December 31, 1996, increased by $55.2 million from September 30, 1996, due to the acquisitions of selected assets (including inventories) of Trimark and SGS. Inventories also increased due to a general increase in business activity and the expansion of operations in the newer market areas. Because the inventory increase and the acquisitions were financed largely by borrowing, the Company's ratio of notes payable to total capital increased to 52.4% at December 31, 1996, from 48.9% at September 30, 1996. The equity to total assets ratio decreased slightly during the three months, to 41.4% at December 31, 1996, from 44.1% at September 30, 1996.

  The Company's financing needs depend upon the results of its operations, sales volume, inventory levels, inventory turnover, and acquisitions. The Company has financed its operations through borrowings from financial institutions, through funds from earnings, and, in 1992 and 1996, from the sale of Common Stock.

  At December 31, 1996, the Company had outstanding debt of $203.2 million and additional aggregate unsecured financing available under debt agreements of $101.2 million. The Company currently has debt capacity of $410 million. However, the covenants contained in its credit facilities currently limit such capacity to $356 million.

  In October, 1996, the Company completed the acquisition of the principal assets (approximately $7.6 million, primarily inventories) of Trimark for approximately $6.6 million in cash and the assumption of approximately $1.1 million in trade accounts and notes payable associated with the acquired assets. In December, 1996, the Company purchased the principal assets (approximately $20.4 million, primarily inventories) of SGS for $11.8 million in cash and the assumption of $9.7 million in trade accounts and notes payable associated with the acquired assets.

  On February 27, 1997, the Company completed the Torrey Acquisition. Under the terms of the Stock Purchase Agreement, the Company paid at closing consideration consisting of $28.5 million in cash and 844,444 shares of Common Stock, and agreed to a contingent payment estimated at $1 million, for all of the outstanding capital stock of the entities comprising Torrey. The Company also assumed and refinanced approximately $89 million of indebtedness, other obligations and minority interests.

  The Company's rapid growth requires significant amounts of cash. It is anticipated that future home construction, lot and land purchases and acquisitions will be funded through internally generated funds and new and existing borrowings. The Company continuously evaluates its capital structure and in the future may seek to further increase unsecured debt and obtain additional equity to fund ongoing operations as well as to pursue additional growth opportunities.

  Except for ordinary expenditures for the construction of homes and, to a limited extent, the acquisition of land and lots for development and sale of homes, at December 31, 1996, the Company had no material commitments for capital expenditures.

INFLATION

  The Company, as well as the homebuilding industry in general, may be adversely affected during periods of high inflation, primarily because of higher land and construction costs. Inflation also increases the Company's financing, labor and material costs. In addition, higher mortgage interest rates significantly affect the affordability of permanent mortgage financing to prospective homebuyers. The Company attempts to pass through to its customers any increases in its costs through increased sales prices and, to date, inflation has not had a material adverse effect on the Company's results of operations. However, there is no assurance that inflation will not have a material adverse impact on the Company's future results of operations.

                                   BUSINESS

  The Company is engaged primarily in the construction and sale of single-family homes in metropolitan areas of the Mid-Atlantic, Midwest, Southeast, Southwest and Western regions of the United States. The Company offers high-quality homes with custom features, designed principally for the entry-level and move-up market segments. The Company's homes generally range in size from 1,000 to 5,000 square feet and range in price from $80,000 to $600,000. For the year ended September 30, 1996, the Company closed homes with an average sales price approximating $166,600. The average sales price of homes closed in the three months ended December 31, 1996, was $168,700.

  The Company is one of the most geographically diversified homebuilders in the United States, with operating divisions in 21 states and 27 markets. These markets include Albuquerque, Atlanta, Austin, Birmingham, Charlotte, Chicago, Cincinnati, Dallas/Fort Worth, Denver, Greensboro, Greenville, Houston, Kansas City, Las Vegas, Los Angeles, Minneapolis/St. Paul, Nashville, North Central New Jersey, Orlando, Pensacola, Phoenix, Raleigh/Durham, Salt Lake City, San Diego, South Florida, St. Louis and suburban Washington, D.C.

  The Company was incorporated in Delaware on July 1, 1991, to acquire all of the assets and businesses of 25 predecessor companies, which were residential home construction and development companies owned or controlled by Donald R. Horton.

  The Company's principal executive offices are located at 1901 Ascension Blvd., Suite 100, Arlington, Texas 76006, and its telephone number is (817) 856-8200.

OPERATING STRATEGY

  The Company believes that there are several important elements to its operating strategy which have enabled it to achieve consistent growth and profitability. The following are important elements of this strategy:

  Geographic Diversification. From 1978 to late 1987, the Company's homebuilding activities were conducted exclusively in the Dallas/Fort Worth area. The Company then instituted a policy of diversifying geographically, entering the following markets in the years indicated:

     YEAR ENTERED                                  MARKETS
     ------------                                  -------
     1987.................... Phoenix
     1988.................... Atlanta, Orlando
     1989.................... Charlotte
     1990.................... Houston
     1991.................... Suburban Washington D.C.
     1992.................... Chicago, Cincinnati, Raleigh/Durham, South Florida
     1993.................... Austin, Los Angeles, Salt Lake City, San Diego
     1994.................... Minneapolis/St. Paul, Kansas City, Las Vegas
     1995.................... Birmingham, Denver, Greensboro, St. Louis
     1996.................... Albuquerque, Pensacola
     1997.................... Nashville, North Central New Jersey, Greenville

  The Company continually monitors the sales and margins achieved in each of the subdivisions in which it operates as part of an overall evaluation of the employment of its capital. While the Company believes there are significant growth opportunities in its existing markets, it intends to continue its policy of geographic diversification by seeking to enter new markets. The Company believes that its diversification strategy mitigates the effects of local and regional economic cycles and enhances its growth potential. Typically, the Company will not invest material amounts in real estate, including raw land, developed lots, models and speculative homes, or overhead in start-up operations in new markets until such markets demonstrate significant growth potential and acceptance of the Company and its products.

  Acquisitions. As an integral component of the Company's operational strategy of continued expansion and geographic diversification, the Company continually evaluates opportunities for strategic acquisitions. The Company believes that the expansion of its operations through the acquisition of existing homebuilding companies affords it several benefits not found in start-up operations. Such benefits include established land positions and inventories; existing relationships with land owners, developers, subcontractors and suppliers; brand name recognition; and proven product acceptance by homebuyers in the market. In evaluating potential acquisition candidates, the Company seeks homebuilding companies that have an excellent reputation, a track record of profitability and a strong management team with an entrepreneurial orientation. The Company has limited the risks associated with acquiring a going concern by conducting extensive operational, financial and legal due diligence on each acquisition candidate and by only acquiring homebuilding companies that the Company believes should have an immediate positive impact on the Company's earnings.

  The Company has acquired six homebuilding companies since 1994:

        DATE
      ACQUIRED        ENTITIES ACQUIRED                    MARKETS
      --------        -----------------                    -------
       April 1994 Joe Miller Homes, Inc.      Minneapolis/St. Paul
                  and
                  Argus Development, Inc.
        July 1995 Arappco, Inc.               Greensboro
   September 1995 Regency Development, Inc.   Birmingham
     October 1996 Trimark Communities, LLC    Denver
    December 1996 SGS Communities, Inc.       North Central New Jersey
    February 1997 The Torrey Group of         Atlanta, Charlotte, Greenville and
                  Companies                   Raleigh/Durham

  In both existing and new markets, the Company anticipates that it will continue to evaluate potential future acquisition opportunities that satisfy its acquisition criteria.

  On February 27, 1997, the Company completed the Torrey Acquisition. Under the terms of the Stock Purchase Agreement, the Company paid at closing consideration consisting of $28.5 million in cash and 844,444 shares of Common Stock, and agreed to a contingent payment estimated at $1 million, for all of the outstanding capital stock of the entities comprising Torrey. The Company also assumed and refinanced approximately $89 million of indebtedness, other obligations and minority interests.

  Torrey has been the leading builder of single-family homes in the large and growing Atlanta, Georgia market for the past three years as reported in Builder Magazine. Atlanta has been the largest housing market in the United States for the past three years based on single-family building permits issued. Torrey targets both entry-level and first time move-up buyers. For the twelve months ended September 30, 1996, Torrey delivered 1,442 homes, generating $183.8 million of revenue. In addition to building homes in the Atlanta market, Torrey has homebuilding operations in Charlotte and Raleigh/Durham, North Carolina, and Greenville, South Carolina. Despite Torrey's leading market share position in the Atlanta market, the Company believes that it can improve Torrey's operating results by providing additional and lower cost capital and operating synergies.

  The Company believes that the Torrey Acquisition is consistent with its strategy of selectively pursuing acquisitions of homebuilders that have an excellent reputation, a track record of profitability, and a strong management team.

  Market Focus--Custom Features. The Company positions itself between large volume homebuilders and local custom homebuilders by offering a broader selection of homes that typically have more amenities and greater design flexibility than homes offered by volume builders, at prices that are generally more affordable than those charged by local custom builders. The Company generally offers between five and ten home designs that it believes will appeal to local homebuyers at each of its subdivisions, but is prepared to offer additional building plans and options that may be more suitable or desirable to homebuyers. The Company also is prepared to customize such designs to the individual tastes and specifications of its homebuyers. While most design modifications are significant to homebuyers, such changes typically involve relatively minor adjustments including, among other things, modifying the interior or exterior dimensions of the home and changing exterior materials. Such changes generally improve the Company's gross margins. Consequently, the Company believes that it is able to maintain the efficiencies of a volume builder while delivering high-quality, personalized homes to its customers. The Company believes that its ability to cater to the design tastes and desires of the prospective homebuyer at competitive prices, even at the entry-level, distinguishes it from many of its competitors.

  Decentralized Operations. The Company's homebuilding activities are decentralized to give more operating flexibility to its local division managers. The Company's homebuilding activities are conducted through 34 operating divisions, some of which are in the same general market area. Generally, each operating division consists of a vice president, an office manager and staff, a sales manager, one to eleven sales people and one construction manager, who oversees one to nine construction supervisors. The Company believes that division managers, who are intimately familiar with local conditions, make better decisions regarding local operations than do the centralized, corporate management teams who make such decisions for many of its competitors. Each operating division is responsible for preliminary site selection, negotiation of option or similar contracts, and overseeing land development activities. Site selection and lot acquisition typically involve a feasibility study by the operating division, including soil and environmental reviews, a review of existing zoning and other governmental requirements, and a review of the need for and extent of offsite work and additional lot preparation required to meet local building codes. Each operating division also plans its homebuilding schedule, selects the building plans and architectural scheme for its subdivisions, obtains all necessary building approvals, and develops a marketing plan for its homes. Division managers receive performance bonuses based upon achieving targeted operating levels in their operating divisions.

  The Company's corporate office controls key risk elements by retaining oversight and responsibility for final approval of all land and lot acquisitions, inventory levels, financing arrangements, accounting and management reporting, payment of subcontractor invoices, payroll and employee benefits.

  Cost Management. The Company strives to control its overhead costs by centralizing its administrative and accounting functions and by limiting the number of field administrative personnel and middle level management positions. The Company also attempts to minimize advertising costs by participating in promotional activities, publications and newsletters sponsored by local real estate brokers, mortgage companies, utility companies and trade associations, and, in certain instances, by positioning its subdivisions in conspicuous locations that permit it to take advantage of local traffic patterns.

  The Company attempts to control construction costs through the efficient design of its homes and by obtaining favorable pricing from certain subcontractors based on the high volume of work they perform for the Company. The Company's management information systems, including the purchase order system, also assist in controlling construction costs by allowing corporate and division management to monitor expenditures on a home-by-home basis. In addition, the Company's management information systems allow the Company to monitor its inventory composition and levels, thereby controlling capital and overhead costs.

  Limited Real Estate Exposure. The Company generally acquires developed building lots pursuant to lot option and similar contracts after all zoning and other governmental entitlements and approvals are obtained. By utilizing lot option contracts, the Company purchases the right, but not the obligation, to buy building lots at predetermined prices on a takedown schedule commensurate with anticipated home closings. The lot option contracts are generally on a nonrecourse basis, thereby limiting the Company's financial exposure to earnest money deposits given to property sellers. This practice enables the Company to control significant lot positions with minimal up front capital and substantially reduces the risks associated with land ownership and development. The Company attempts to control a two to four year supply of building lots within each market based on current and expected absorption rates. At December 31, 1996, the Company held lot option and similar contracts for 10,928 lots with an estimated aggregate purchase price approximating $350 million. These options are secured by cash deposits approximating $4.4 million and promissory notes approximating $1.4 million.

MARKETS

  The Company's homebuilding activities are conducted in five geographic regions, comprised of the following markets:

   GEOGRAPHIC REGION                                  MARKETS
   -----------------                                  -------
Mid-Atlantic............ Charlotte, Greensboro, Greenville, North Central New Jersey,
                          Raleigh/Durham, Suburban Washington, D.C.
Midwest................. Chicago, Cincinnati, Kansas City, Minneapolis/St. Paul, St. Louis
Southeast............... Atlanta, Birmingham, Nashville, Orlando, Pensacola, South Florida
Southwest............... Albuquerque, Austin, Dallas/Fort Worth, Houston, Phoenix
Western................. Denver, Las Vegas, Los Angeles, Salt Lake City, San Diego

  The Company's operations in each of its markets differ based on a number of market-specific factors. These factors include regional economic conditions and job growth, land availability and the local land development process, consumer tastes, competition from other builders of new homes and secondary home sales activity. The Company considers each of these factors when entering new markets or conducting operations in existing markets.

  Revenues for the Company by geographic region are:

                                                                THREE MONTHS
                                   YEAR ENDED SEPTEMBER 30,  ENDED DECEMBER 31,
                                  -------------------------- -------------------
                                    1994     1995     1996     1995      1996
                                  -------- -------- -------- --------- ---------
                                                  (IN THOUSANDS)
Mid-Atlantic..................... $121,829 $113,251 $116,452 $  28,266 $  24,167
Midwest..........................   54,072   69,929   88,461    14,957    21,754
Southeast........................   53,384   49,291   87,181    24,187    22,163
Southwest........................  139,420  153,074  173,802    41,955    48,901
Western..........................   24,612   51,843   81,440    11,703    27,396
                                  -------- -------- -------- --------- ---------
  Total.......................... $393,317 $437,388 $547,336 $ 121,068 $ 144,381
                                  ======== ======== ======== ========= =========

LAND POLICIES

  While the Company expects to continue to rely predominantly on lot option and similar contracts to secure developed lots, it will pursue selected land acquisition and development opportunities to augment its inventory of low-cost, quality building lots and to maximize profit opportunities. Substantially all of the land acquired by the Company is purchased only after necessary entitlements have been obtained so that the Company has the right to begin development or construction. The Company generally limits its acquisitions to smaller tracts of entitled land that will yield under 150 lots when developed and, where possible, obtains options to acquire adjacent parcels for later development. By limiting its acquisition and development activities to smaller parcels of land, the Company reduces the financial and market risks associated with holding land during the development period. Before it acquires tracts of land, the Company will, among other things, complete a feasibility study, which includes soil tests, independent environmental studies and other engineering work, and determine that all necessary zoning and other governmental entitlements required to develop and use the property for home construction have been acquired. At December 31, 1996, only about 34% of the Company's total lot position of 16,584 lots was being or had been developed by the Company. Although the Company purchases land and engages in land development activities primarily to support its own homebuilding activities, lots and land are occasionally sold to other developers and homebuilders.

  The following table sets forth a summary of the Company's land/lot positions at December 31, 1996:

   Finished lots owned by the Company....................................  1,315
   Lots under development owned by the Company...........................  4,341
                                                                          ------
     Total lots owned....................................................  5,656
   Lots available under lot option and similar contracts................. 10,928
                                                                          ------
     Total land/lot position............................................. 16,584
                                                                          ======

  The Company also seeks to limit its exposure to real estate inventory risks by (i) generally commencing construction of homes under contract only after receipt of a satisfactory down payment and, where applicable, the buyer's receipt of mortgage approval, (ii) limiting the number of speculative homes (homes started without an executed sales contract) built in each subdivision; and, (iii) closely monitoring local market and demographic trends, housing preferences and related economic developments, such as new job opportunities, local growth initiatives and personal income trends.

CONSTRUCTION

  The Company's home designs are prepared by architects in each of the Company's markets to appeal to the local tastes and preferences of the community. Optional interior and exterior features also are offered by the Company to enhance the basic home design and to promote the custom aspect of the Company's sales efforts.

  Substantially all of the Company's construction work is performed by subcontractors. The Company's construction supervisors monitor the construction of each home, participate in material design and building decisions, coordinate the activities of subcontractors and suppliers, subject the work of subcontractors to quality and cost controls and monitor compliance with zoning and building codes. Subcontractors typically are retained for a specific subdivision pursuant to a contract that obligates the subcontractor to complete construction at a fixed price. Agreements with the Company's subcontractors and suppliers generally are negotiated for each subdivision. The Company competes with other homebuilders for qualified subcontractors, raw materials and lots in the markets where it operates.

  Construction time for the Company's homes depends on the weather, availability of labor, materials and supplies, and other factors. The Company typically completes the construction of a home within four months.

  The Company does not maintain significant inventories of construction materials, except for work in process materials for homes under construction. Typically, the construction materials used in the Company's operations are readily available from numerous sources. The Company does not have any long-term contracts with suppliers of its building materials. In recent years, the Company has not experienced any significant delays in construction due to shortages of materials or labor.

MARKETING AND SALES

  The Company markets and sells its homes through commissioned employees and independent real estate brokers. Home sales are typically conducted from sales offices located in furnished model homes used in each subdivision. At December 31, 1996, the Company owned 249 model homes. These model homes generally are not offered for sale until the completion of the respective subdivision. The Company's sales personnel assist prospective homebuyers by providing them with floor plans, price information, tours of model homes and the selection of options and other custom features. Such personnel are trained by the Company and kept informed as to the availability of financing, construction schedules and marketing and advertising plans.

  In addition to using model homes, the Company typically builds a limited number of speculative homes in each subdivision to enhance its marketing and sales activities. Construction of these speculative homes also is necessary to satisfy the requirements of relocated personnel and independent brokers, who often represent homebuyers requiring a completed home within 60 days. A majority of these speculative homes are sold while under construction or immediately following completion. The number of speculative homes is influenced by local market factors, such as new employment opportunities, significant job relocations, growing housing demand and the length of time the Company has built in the market. Depending upon the seasonality of each of its markets, the Company seeks to limit its speculative homes to approximately five homes per subdivision. At December 31, 1996, the Company was operating in 225 subdivisions and averaged five speculative homes in each subdivision.

  The Company advertises on a limited basis in newspapers and in real estate broker, mortgage company and utility publications, brochures, newsletters and billboards. To minimize advertising costs, the Company attempts to operate in subdivisions in conspicuous locations that permit it to take advantage of local traffic patterns. The Company also believes that model homes play a significant role in its marketing efforts. Consequently, the Company expends significant efforts in creating an attractive atmosphere in its model homes.

  Sales of the Company's homes generally are made pursuant to a standard sales contract which requires a down payment of 5% to 10% of the sales price. The contract includes a financing contingency which permits the customer to cancel in the event mortgage financing at prevailing interest rates is unobtainable within a specified period, typically four to six weeks, and may include other contingencies, such as the sale of an existing home. The Company includes a home sale in its sales backlog upon execution of the sales contract and receipt of the initial down payment. The Company does not recognize revenue upon the sale of a home until the home is closed and title passes. The Company estimates that the average period between the execution of a sales contract for a home and closing is approximately three to five months for presold homes.

CUSTOMER SERVICE AND QUALITY CONTROL

  The Company's operating divisions are responsible for pre-closing, quality control inspections and responding to customers' post-closing needs. The Company believes that prompt and courteous response to homebuyers' needs during and after construction reduces post-closing repair costs, enhances the Company's reputation for quality and service, and ultimately leads to significant repeat and referral business from the real estate community and homebuyers. The Company provides its homebuyers with a limited one-year warranty on workmanship and building materials. The subcontractors who perform most of the actual construction in turn provide warranties of workmanship to the Company, and generally are prepared to respond to the Company and homeowner promptly upon request. In most cases, the Company supplements its one-year warranty by purchasing a ten-year limited warranty from a third party. To cover its potential warranty obligations, the Company accrues an estimated amount for future warranty costs.

CUSTOMER FINANCING

  In 1996, the Company formed D.R. Horton Mortgage Company, Ltd., a joint venture with a third party, to provide mortgage financing services, principally to purchasers of homes built and sold by the Company. D.R. Horton Mortgage presently provides services in Dallas/Fort Worth, Austin, Houston and Phoenix.

  In its other markets, the Company does not provide mortgage financing but works with a variety of mortgage lenders that make available to homebuyers a range of conventional mortgage financing programs. By making information about these programs available to prospective homebuyers and maintaining a relationship with such mortgage lenders, the Company is able to coordinate and expedite the entire sales transaction by ensuring that mortgage commitments are received and that closings take place on a timely and efficient basis.

TITLE SERVICES

  Through its wholly owned subsidiaries, DRH Title Company of Texas, Ltd. and DRH Title Company of Florida, Inc., the Company serves as a title insurance agent by providing title insurance policies and closing services to purchasers of homes built and sold by the Company in the Dallas/Fort Worth, Austin and Florida markets. The Company assumes no underwriting risk associated with these title policies.

EMPLOYEES

  At December 31, 1996, the Company employed 765 persons, of whom 232 were sales and marketing personnel, 266 were executive, administrative and clerical personnel, 256 were involved in construction, and 11 worked in title operations. Fewer than 10 of the Company's employees are covered by collective bargaining agreements. Certain of the subcontractors which the Company engages are represented by labor unions or are subject to collective bargaining agreements. The Company believes that its relations with its employees and subcontractors are good.

                             SELLING STOCKHOLDERS

  The following table and accompanying footnotes set forth certain information regarding beneficial ownership of the Company's Common Stock by the Selling Stockholders as of March 3, 1997 and as adjusted to reflect the sale of 4,000,000 shares of Common Stock by the Company and 1,000,000 shares of Common Stock by the Selling Stockholders in the Offering.

                          BENEFICIAL OWNERSHIP                BENEFICIAL OWNERSHIP
                           PRIOR TO OFFERING                     AFTER OFFERING
                         ----------------------              ----------------------
                                                 NUMBER OF
                                                SHARES TO BE
        NAME OF           NUMBER     PERCENT    SOLD IN THE   NUMBER     PERCENT
   BENEFICIAL HOLDER     OF SHARES OF CLASS (1) OFFERING (2) OF SHARES OF CLASS (2)
   -----------------     --------- ------------ ------------ --------- ------------
Donald R. Horton (3).... 6,763,060    20.29%      800,000    5,963,060    15.95%
Richard L. Horton (4)...   762,806     2.29%       50,000      712,806     1.91%
Terrill J. Horton (5)... 6,852,744    20.55%       40,000    6,812,744    18.23%
David J. Keller (6).....   128,694     0.38%       25,000      103,694     0.28%
Scott J. Stone (7)......   227,757     0.68%       75,000      152,757     0.41%
Donald J. Tomnitz (8)...    89,108     0.27%       10,000       79,108     0.21%

--------
(1) Does not give effect to the exercise of any currently outstanding options under the Stock Option Plan, other than with respect to Messrs. Keller and Tomnitz.
(2) Does not give effect to any exercise of the Underwriters option to purchase up to 150,000 additional shares from the Selling Stockholders to cover over-allotments. Of such shares, Messrs. Donald Horton, Richard Horton, Terrill Horton, Keller, Stone and Tomnitz have granted an option to the Underwriters covering 120,000, 7,500, 6,000, 3,750, 11,250 and
    1,500 shares, respectively.
(3) These shares of Common Stock include an aggregate of 478,579 shares owned by Mr. Horton's children. Mr. Horton is the Chairman of the Board and President of the Company.
(4) Mr. Horton is the Vice President of the Company's Dallas/Ft. Worth East Division and a Director of the Company.
(5) These shares of Common Stock include an aggregate of 5,763,898 shares, consisting of 413,254 shares of Common Stock owned of record by the Donald Ray Horton Trust, 376,893 shares of Common Stock owned of record by the Martha Elizabeth Horton Trust, 2,069,702 shares of Common Stock owned of record by the Donald Ray Horton Trust Number Two, 953,811 shares of Common Stock owned of record by Martha Elizabeth Horton Trust Number Two and 975,119 shares of Common Stock owned of record by each of the Donald Ryan Horton Trust and the Douglas Reagan Horton Trust. Mr. Horton serves as the sole trustee for each of the foregoing trusts. These shares of Common Stock also include 9,159 shares owned by Mr. Horton's son. Mr. Horton is the Vice President of the Company's Dallas/Ft. Worth North Division and a Director of the Company.
(6) These shares of Common Stock include 7,732 shares held by Mr. Keller for the benefit of his children and 120,962 shares issuable upon the exercise of outstanding stock options. Mr. Keller is an Executive Vice President, Treasurer, Chief Financial Officer and a Director of the Company.
(7) Mr. Stone is the Vice President of the Company's Atlanta Division and a Director of the Company.
(8) These shares of Common Stock include 81,774 shares issuable upon the exercise of outstanding stock options. Mr. Tomnitz is the President-- Homebuilding Division and a Director of the Company.

                                 UNDERWRITING

  Upon the terms and subject to the conditions stated in the Underwriting Agreement dated the date hereof, each Underwriter named below has severally agreed to purchase, and the Company and the Selling Stockholders have agreed to sell to such Underwriter, the number of shares of Common Stock set forth opposite the name of such Underwriter.

                                                                       NUMBER OF
                             UNDERWRITER                                SHARES
                             -----------                               ---------
Smith Barney Inc......................................................
Donaldson, Lufkin & Jenrette Securities Corporation...................
Merrill Lynch, Pierce, Fenner & Smith
     Incorporated.....................................................
Salomon Brothers Inc..................................................
                                                                       ---------
  Total............................................................... 5,000,000
                                                                       =========

  The Underwriting Agreement provides that the obligations of the several Underwriters to pay for and accept delivery of the shares are subject to approval of certain legal matters by counsel and to certain other conditions. The Underwriters are obligated to take and pay for all shares of Common Stock offered hereby (other than those covered by the over-allotment option described below) if any such shares are taken.

  The Underwriters propose to offer part of the shares directly to the public at the public offering price set forth on the cover page of this Prospectus and part of the shares to certain dealers at a price which represents a
concession not in excess of $    per share under the public offering price.
The Underwriters may allow, and such dealers may reallow, a concession not in
excess of $    per share to certain other dealers. After the initial offering of the shares to the public, the public offering price and such concessions may be changed by the Underwriters.

  The Company and the Selling Stockholders have granted to the Underwriters an option, exercisable for thirty days from the date of this Prospectus, to purchase up to an aggregate of 750,000 additional shares of Common Stock at the price to the public set forth on the cover page of this Prospectus less underwriting discounts and commissions, of which 600,000 shares would be sold by the Company and 150,000 shares would be sold by the Selling Stockholders. See "Selling Stockholders." The Underwriters may exercise such option solely for the purpose of covering over-allotments, if any, in connection with the offering of the shares offered hereby. To the extent such option is exercised, each Underwriter will be obligated, subject to certain conditions, to purchase approximately the same percentage of such additional shares as the number of shares set forth opposite each Underwriter's name in the preceding table bears to the total number of shares listed in such table.

  The Company, certain of its executive officers and directors, and the Selling Stockholders have agreed that, for a period of 90 days from the date of this Prospectus, they will not, without the prior written consent of Smith Barney Inc., offer, sell, contract to sell, or otherwise dispose of, any shares of Common Stock of the Company (other than up to an aggregate of 150,000 shares by executive officers, directors and Selling Stockholders subsequent to the completion of the distribution of the shares offered hereby) or any securities convertible into, or exercisable or exchangeable for, Common Stock of the Company.

  The Company, the Selling Stockholders and the Underwriters have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act of 1933.

                                LEGAL OPINIONS

  Gibson, Dunn & Crutcher LLP, Dallas, Texas has rendered an opinion (filed as an exhibit to the Registration Statement (as defined)) with respect to the validity of the shares of Common Stock being offered hereby. Certain legal matters are being passed upon for the Underwriters by Cahill Gordon & Reindel (a partnership including a professional corporation), New York, New York.

                                    EXPERTS

  The consolidated financial statements of D.R. Horton, Inc. appearing in D.R. Horton, Inc.'s Annual Report (Form 10-K) for the year ended September 30, 1996, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon included therein and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

                             AVAILABLE INFORMATION

  The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and, in accordance therewith, files reports and other information with the Securities and Exchange Commission (the "Commission"). Reports, proxy and information statements filed by the Company with the Commission pursuant to the informational requirements of the Exchange Act may be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, and at the following Regional Offices of the Commission: New York Regional Office, Seven World Trade Center, 13th Floor, New York, New York 10048; and Chicago Regional Office, Northwest Atrium Center, 500 West Madison Street, Room 3190, Chicago, Illinois 60661. Copies of such material may be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. Such material is also available for inspection at the offices of The New York Stock Exchange, Inc., 20 Broad Street, New York, New York 10005. The Commission also maintains a Web site (http://www.sec.gov) that contains reports, proxy and information statements and other information regarding registrants such as the Company which file electronically with the Commission.

  The Company has filed with the Commission a Registration Statement under the Securities Act with respect to the Common Stock offered hereby. This Prospectus does not contain all the information set forth in the Registration Statement and the exhibits and schedules thereto, to which reference is hereby made. For further information with respect to the Company and such Common Stock, reference is made to the Registration Statement, including the documents and exhibits filed or incorporated as a part thereof. Statements made in this Prospectus as to the contents of any contract, agreement or other document referred to are not necessarily complete. With respect to each such contract, agreement or other document filed as an exhibit to the Registration Statement or to a document incorporated by reference herein, reference is hereby made to the exhibitor for a more complete description of the matter involved and each such statement shall be deemed qualified in its entirety by such reference.

               INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

  The Company's Annual Report on Form 10-K for the fiscal year ended September 30, 1996, the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended December 31, 1996, the description of the Company's Common Stock contained in the Company's Registration Statement on Form 8-A filed on December 7, 1995, and pages two through seven ("Election of Directors" through "Executive Compensation-Compensation Committee Interlocks and Insider Participation") and page ten ("Executive Compensation-Transactions with Management") contained in the Company's Proxy Statement dated December 20, 1996, relating to the 1997 Annual Meeting of Stockholders are incorporated in this Prospectus by reference. All documents filed by the Company pursuant to
Section 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of the Offering shall be deemed to be incorporated by reference into this Prospectus and to be a part hereof from the date of filing such documents.

  Any statement in a document incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any subsequently filed document which is incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as modified or superseded, to constitute a part of this Prospectus.

  The Company will provide without charge to each person, including any beneficial owner, to whom a Prospectus is delivered, on the written or oral request of any such person, a copy of any or all of the documents incorporated herein by reference (not including exhibits to such documents unless such exhibits are specifically incorporated by reference in the information contained in this Prospectus). All such requests should be addressed to: D.R. Horton, Inc., 1901 Ascension Blvd., Suite 100, Arlington, Texas 76006.

Map depicting the states of the United States of America in which the Company conducts its operations and a listing of each of the Company's operating divisions, with telephone numbers, arranged by geographic region.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

 NO DEALER, SALESPERSON OR OTHER PERSON IS AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY, THE SELLING STOCKHOLDERS OR ANY OF THE UNDERWRITERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY SECURITY OTHER THAN THE SECURITIES OFFERED HEREBY, NOR DOES IT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY OF THE SECURITIES OFFERED HEREBY TO ANY PERSON IN ANY CIRCUMSTANCES IN WHICH SUCH OFFER OR SOLICITATION IS UNLAWFUL. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY DATE SUBSEQUENT TO THE DATE HEREOF.

                                 ------------

                               TABLE OF CONTENTS

                                                                          PAGE
                                                                          ----
Prospectus Summary.......................................................   3
Risk Factors.............................................................   8
Use of Proceeds..........................................................   9
Price Range of Common Stock..............................................   9
Dividend Policy..........................................................   9
Capitalization...........................................................  10
Unaudited Pro Forma Financial Data.......................................  11
Selected Financial Information...........................................  14
Management's Discussion and Analysis of Results of Operations and
 Financial Condition.....................................................  15
Business.................................................................  21
Selling Stockholders.....................................................  27
Underwriting.............................................................  28
Legal Opinions...........................................................  29
Experts..................................................................  29
Available Information....................................................  29
Incorporation of Certain Information by Reference........................  29

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                5,000,000 SHARES

                               D.R. HORTON, INC.
                                  CUSTOM HOMES

                                  COMMON STOCK

                                   --------

                                   PROSPECTUS

                                       , 1997

                                   --------

                               SMITH BARNEY INC.
                          DONALDSON, LUFKIN & JENRETTE
      SECURITIES CORPORATION
                              MERRILL LYNCH & CO.
                              SALOMON BROTHERS INC

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                    PART II

                    INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.*

   Securities and Exchange Commission registration fee............. $ 18,948.86
   NASD filing fee.................................................    6,753.00
   Blue Sky fees and expenses......................................   25,000.00
   Printing and engraving fees and expenses........................   50,000.00
   Accountants' fees and expenses..................................   45,000.00
   Legal fees and expenses.........................................   75,000.00
   Miscellaneous...................................................  109,298.14
                                                                    -----------
       Total....................................................... $330,000.00
                                                                    ===========

--------
* All fees and expenses will be paid by the Company. All fees and expenses other than the Securities and Exchange Commission and NASD filing fees are estimated.

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

  The Company's Amended and Restated Certificate of Incorporation, as amended, provides that the Company shall, to the full extent permitted by the General Corporation Law of the State of Delaware (the "DGCL") or other applicable laws presently or hereafter in effect, indemnify each person who is or was or had agreed to become a director or officer of the Company, or each such person who is or was serving or who had agreed to serve at the written request of the Board of Directors or an officer of the Company as an employee or agent of the Company or as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, in any such case owned or controlled by the Company, including the heirs, executors, administrators or estate of such person, and eliminates the personal liability of its directors to the full extent permitted by the DGCL or other applicable laws presently or hereafter in effect. The Company has entered into an indemnification agreement with each of its directors and executive officers.

  Section 145 of the DGCL permits a corporation to indemnify its directors and officers against expenses (including attorney's fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by them in connection with any action, suit or proceeding brought by third parties, if such directors or officers acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe their conduct was unlawful. In a derivative action, i.e., one by or in the right of the corporation, indemnification may be made only for expenses actually and reasonably incurred by directors and officers in connection with the defense or settlement of an action or suit, and only with respect to a matter as to which they shall have acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification shall be made if such person shall have been adjudged liable for negligence or misconduct in the performance of his respective duties to the corporation, although the court in which the action or suit was brought may determine upon application that the defendant officers or directors are fairly and reasonably entitled to indemnity for such expenses despite such adjudication of liability.

  Section 102(b)(7) of the DGCL provides that a corporation may eliminate or limit the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, provided that such provisions shall not eliminate or limit the liability of a director (i) for any breach of the director's duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the DGCL, or (iv) for any transaction from which the director derived an improper personal benefit. No such provision shall eliminate or limit the liability of a director for any act or omission occurring prior to the date when such provision becomes effective.

  The Underwriting Agreement, which is Exhibit 1.1 hereto, provides that the Underwriters named therein will indemnify and hold harmless the Company and each director, officer or controlling person of the Company from and against certain liabilities, including liabilities under the Securities Act.

  The Company also has obtained Directors and Officers Liability Insurance that provides insurance coverage for certain liabilities which may be incurred by the Company's directors and officers in their capacity as such.

ITEM 16. EXHIBITS AND FINANCIAL SCHEDULES.

  (a) Exhibits:

 EXHIBIT
 NUMBER                                EXHIBITS
 -------                               --------
   1.1   --Form of Underwriting Agreement
   5.1   --Opinion of Gibson, Dunn & Crutcher LLP, Dallas, Texas, as to the
          validity of the shares of Common Stock being registered
  23.1   --Consent of Gibson, Dunn & Crutcher LLP, Dallas, Texas (See
          Exhibit 5.1)
 *23.2   --Consent of Ernst & Young LLP, Fort Worth, Texas
 *24.1   --Powers of Attorney (See signature page of this Registration
          Statement)

--------

* Previously filed.

ITEM 17. UNDERTAKINGS.

  (a) The Company hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Company's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Act of 1934) that is incorporated by reference in the Registration Statement shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

  (b) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Company pursuant to the foregoing provisions, or otherwise, the Company has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Company of expenses incurred or paid by a director, officer or controlling person of the Company in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Company will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

  (c) The undersigned Company undertakes that:

    (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as a part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Company pursuant to Rule 424(b)(1) or (4) under the Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

    (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                  SIGNATURES

  PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THE REGISTRANT CERTIFIES THAT IT HAS REASONABLE GROUNDS TO BELIEVE THAT IT MEETS ALL THE REQUIREMENTS FOR FILING ON FORM S-3 AND HAS DULY CAUSED THIS AMENDMENT NO. 2 TO THE REGISTRATION STATEMENT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED, THEREUNTO DULY AUTHORIZED, IN THE CITY OF ARLINGTON, STATE OF TEXAS, ON MARCH 3, 1997.

                                          D.R. Horton, Inc.

                                          By:
                                               /s/ Donald R. Horton
                                            -----------------------------------
                                            Donald R. Horton
                                            Chairman of the Board and
                                            President

  PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THIS AMENDMENT NO. 2 TO THE REGISTRATION STATEMENT HAS BEEN SIGNED BY THE FOLLOWING PERSONS IN THE CAPACITIES AND ON THE DATES INDICATED.

              SIGNATURE                        TITLE                 DATE


                                       Chairman of the
        Donald R. Horton                Board and President     March 3, 1997
-------------------------------------   (Principal
          DONALD R. HORTON              Executive Officer)

          Richard Beckwitt*            Director
-------------------------------------                           March 3, 1997
          RICHARD BECKWITT

         Richard I. Galland*           Director
-------------------------------------                           March 3, 1997
         RICHARD I. GALLAND

         Richard L. Horton*            Director
-------------------------------------                           March 3, 1997
          RICHARD L. HORTON

         Terrill J. Horton*            Director
-------------------------------------                           March 3, 1997
          TERRILL J. HORTON

                                       Treasurer, Chief
      /s/ David J. Keller               Financial Officer       March 3, 1997
-------------------------------------   and Director
           DAVID J. KELLER              (Principal
                                        Accounting and
                                        Financial Officer)

              SIGNATURE                         TITLE                DATE

                                        Director
-------------------------------------
          FRANCINE I. NEFF

           Scott J. Stone*              Director
-------------------------------------                           March 3, 1997
           SCOTT J. STONE

         Donald J. Tomnitz*             Director
-------------------------------------                           March 3, 1997
          DONALD J. TOMNITZ

*By: /s/ Donald R. Horton
     ----------------------------------
          DONALD R. HORTON
          ATTORNEY-IN-FACT

                                 EXHIBIT INDEX

 EXHIBIT                                                      SEQUENTIALLY
 NUMBER                       EXHIBITS                        NUMBERED PAGE
 -------                      --------                        -------------
   1.1   --Form of Underwriting Agreement
   5.1   --Opinion of Gibson, Dunn & Crutcher LLP, Dallas,
          Texas, as to the validity of the shares of Common
          Stock being registered
  23.1   --Consent of Gibson, Dunn & Crutcher LLP, Dallas,
          Texas (See Exhibit 5.1)
 *23.2   --Consent of Ernst & Young LLP, Fort Worth, Texas
 *24.1   --Powers of Attorney (See signature page of this
          Registration Statement)

--------

* Previously filed.